Exhibit 99.1

CREDENCE SYSTEMS CORPORATION

STOCK OPTION ASSUMPTION AGREEMENT

Dear Optionee:

As you know, on May 28, 2004, (the “Closing Date”) Credence Systems Corporation (“Credence”) acquired NPTest Holding Corporation (NPTest) through a merger transaction (the “Merger”) in accordance with the terms and conditions of that certain Agreement and Plan of Reorganization by and among Credence, Cataline Corporation and NPTest (the “Reorganization Agreement”). On the Closing Date, you held one or more outstanding options to purchase shares of NPTest common stock granted to you under the NPTest 2003 Stock Incentive Plan, (the “Plan”) and documented with a Stock Option Agreement (the “Option Agreement”) issued to you under the Plan (the “NPTest Options”). In accordance with the Merger, on the Closing Date Credence assumed all obligations of NPTest under the NPTest Options. This Agreement evidences the assumption of the NPTest Options, including the necessary adjustments to the NPTest Options required by Section 5.8(a) of the Reorganization Agreement.

Your Options immediately before and after the Merger are as follows:

NPTest STOCK OPTIONS		CREDENCE ASSUMED OPTIONS
No. of Shares of NPTest Common Stock	NPTest Exercise Price Per Share	No. of Shares of Credence Common Stock	Credence Exercise Price Per Share

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” or the “Corporation” mean Credence, (ii) to “Stock,” “Common Stock” or “Shares” means shares of Credence Common Stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of Credence and (iv) to the “Committee” means the Compensation Committee of the Credence Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of NPTest will now refer to your status as an employee of Credence or any present or future Credence subsidiary. To the extent the Option Agreement allowed you to deliver shares of NPTest common stock as payment for the exercise price, shares of Credence common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as NPTest common stock prior to the Merger will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed NPTest Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Option Exchange Ratio contemplated in the Reorganization Agreement. All other provisions which govern either the exercise or the termination of the assumed NPTest Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Merger) will govern and control your rights under this Agreement to purchase shares of Credence common stock. Upon your termination of employment with Credence or any of its present or future subsidiaries, you will have the limited time period specified in your Option Agreement to exercise your assumed NPTest Option to the extent outstanding at the time, after which time your NPTest Options will expire and NOT be exercisable for Credence common stock.

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Credence’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason, except to the extent expressly provided otherwise in a written agreement executed by both you and Credence. Any future options, if any, you may receive from Credence will be governed by the terms of the applicable Credence stock option plan, and such terms may be different from the terms of your assumed NPTest Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. If you have any questions regarding this Agreement or your assumed NPTest Options, please contact Jacobin Zorin by phone at (408) xxx-xxxx or by mail at 1421 California Circle, Milpitas, California, 95035.

CREDENCE SYSTEMS CORPORATION

By:

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her NPTest Options hereby assumed by Credence are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED: , 2004
«Employee», OPTIONEE